Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES EXECUTIVE CHANGES

(Calgary, April 28, 2015) – Pengrowth Energy Corporation announced a realignment of its executive team with the departure today of Marlon MacDougall, Chief Operating Officer to pursue other opportunities, and the retirement of James Causgrove, Senior VP Operations effective July 1, 2015.

“Marlon and Jim have been significant contributors to Pengrowth’s success including meaningful strides in improving capital efficiencies and bringing the first commercial phase of our Lindbergh project on stream on time earlier this year.  Marlon joined Pengrowth in 2011 and Jim joined the company back in 2005.  We thank them for all of their efforts on our behalf, and wish them the best for the future.” said Derek Evans, President and Chief Executive Officer.

Coincident with these departures, two of our seasoned and proven operations leaders will take on expanded roles, assuming the responsibilities formerly held by Jim and Marlon:

Randy Steele, General Manager of the Conventional Business Unit, expands his role with the responsibility for all non-thermal operations.

Steve De Maio, VP Insitu Development and Operations has responsibility for continued growth of all thermal operations.

Together, Steve and Randy will lead Pengrowth’s Operations functions.

We look forward to updating our Shareholders on the ongoing success of the company with our first quarter report on May 7, 2015.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com